

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2013

Via E-mail
Mark H. Duesenberg, Esq.
General Counsel and Secretary
Ferro Corporation
6060 Parkland Boulevard
Mayfield Heights, Ohio 44124

> **Re:** **Ferro Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 1, 2013**
> **File No. 001-00584**

Dear Mr. Duesenberg:

We have reviewed your filing and have the following comments.

Background of Solicitation, page 16

1. We note your response to prior comment 3 and reissue the comment. We understand that the statement by Mr. Lorber on February 12, 2013 was made within the context of a discussion regarding the sale of the solar paste assets, and in conjunction with a more general statement expressing skepticism regarding management's ability to maximize security holder value. Please revise your disclosure to reflect this context, or provide us with support for the statement as represented in your proxy statement.

Shareholder Voting, page 60

2. We note your response to prior comment 6. If a security holder has already given notice of the desire to cumulate votes, and, as stated in your response, cumulative voting will be in effect at that meeting, please advise, with a view towards revised disclosure, why your disclosure expresses uncertainty as to whether cumulative voting will be in effect.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
  Lyle G. Ganske, Esq.
  Jones Day